Exhibit 99.1

News
FOR IMMEDIATE RELEASE
BMO Financial Group Announces Intention to Repurchase Up to 25 Million of its Common Shares
TORONTO, July 24, 2007 — BMO Financial Group (TSX, NYSE: BMO) today announced its intention, subject to Toronto Stock Exchange and regulatory approval, to renew its normal course issuer bid through the facilities of the Toronto Stock Exchange. The bank intends to file a notice of intention with the Toronto Stock Exchange in this regard.
The notice will provide that BMO Financial Group may, during the period commencing September 6, 2007, and ending September 5, 2008, purchase for cancellation on the Toronto Stock Exchange up to 25,000,000 common shares, being approximately 5.0 percent of the public float. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by BMO Financial Group. BMO Financial Group will pay the market price for the shares at the time of acquisition.
BMO’s previous 12-month normal course issuer bid expires on September 5, 2007 and as at June 30, 2007, 5,330,300 common shares were repurchased under that bid at an average price of $69.72. There were 499,678,910 Bank of Montreal common shares issued and outstanding as at June 30, 2007 and the public float was 498,999,072 common shares.
BMO Financial Group’s Tier 1 ratio was 9.67 percent, as at April 30, 2007. The normal course issuer bid is being renewed as part of BMO’s capital management strategy.
Bank of Montreal’s common shares are listed on both the Toronto and New York stock exchanges.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $357 billion as at April 30, 2007, and more than 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. BMO also serves personal and commercial clients in the United States through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Lucie Gosselin, Montreal, lucie.gosselin@bmo.com, 514-877-1101
Investor Relations
Steven Bonin, Toronto, steven.bonin@bmo.com, 416-867-5452
Krista White, Toronto, krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com